PROVIDENT ENERGY ANNOUNCES BOARD AND EXECUTIVE TEAM APPOINTMENTS NEWS RELEASE NUMBER 26-03 October 21, 2003

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced the appointment of Norman Gish to its board of directors. Provident also announced the executive appointments of Andrew Gruszecki to vice president of NGL Services and Gary Kline to vice president of commercial development and risk management. Both Mr. Gruszecki and Mr. Kline serve on Provident’s senior leadership team and report through the Office of the Chief Executive Officer and President.

Mr. Gish, the seventh independent member of Provident’s nine-member board, will serve on the Audit Committee.  A lawyer by training, Mr. Gish has had a long and distinguished career in senior management and on the boards of a wide variety of companies. He currently serves as director on the boards of Superior Plus Inc., Noranda Inc., Railpower Technologies Corp, Energreen Canada Corp., and Quadrise Canada Fuel Systems.

Mr. Gish brings to Provident a wealth of experience in the oil, natural gas and midstream industries. During his career, Mr. Gish served as chairman, president, CEO and director of Alliance Pipeline and Aux Sable Liquid Products Inc.  He has also held senior leadership roles at North Canadian Oils and Turbo Resources. After the merger of North Canadian Oils with Norcen Energy Resources in 1993, Mr. Gish became managing director of Fracmaster China and was located in Beijing for three years. Prior to his involvement in the energy industry in Calgary he was chairman of the British Columbia Energy Commission; and vice president, general counsel and secretary of British Columbia Forest Products in Vancouver.

Mr. Gruszecki has over 25 years of experience and expertise in oil and NGL marketing, business development, and planning.  As vice president of NGL Services, Mr. Gruszecki is responsible for commercial activities associated with Provident’s midstream services business unit including natural gas liquids fractionation, storage, processing, marketing and transportation services.

Prior to joining Provident, Mr. Gruszecki was senior manager of commercial operations at Williams Energy (Canada).  Mr. Gruszecki also served as vice president of NGL Marketing for Coast Energy Canada, director of commercial operations at TransCanada Midstream and the former Novagas Canada. While at Novagas, he oversaw commercial issues related to the planning, construction and implementation of the NGL business, which included the construction of the Redwater fractionation facilities.

Mr. Kline has over 20 years of experience in the energy industry. As vice president of commercial development and risk management, Mr. Kline has executive responsibility for Provident’s integrated risk management program and the management of commercial development initiatives including oil and gas marketing and hedging.

Before joining Provident, Mr. Kline was president of GRK Energy Consulting. He has also held a number of senior management positions including managing director of marketing and business development for Reliant Energy Canada, vice president for natural gas and electricity at U.S. Generating Canada, and manager of gas marketing at CanStates Gas Marketing.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business.  Provident’s energy portfolio is located in some of the more stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

# # #

Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736

Corporate Head Office: 700, 112 – 4th Avenue S.W. Calgary, Alberta Canada T2P 0H3	Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696	www.providentenergy.com info@providentenergy.com